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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAY 29 2018

Washington DC
406

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SEC FILE NUMBER
8 - 66961

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2017 (MM/DD/YY) **AND ENDING** 3/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Toyota Financial Services Securities USA Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6565 Headquarters Dr, W2-3A-3D
(No. and Street)

Plano	TX	75024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas J. Ro — (469) 786-8961
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers LLP
(Name -- if individual, state last, first, middle name)

2001 Ross Avenue, 18th Floor	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in United States or any of its possessions**

FOR OFFICIAL USE ONLY

RECEIVED
2018 MAY 30 AM 8:29
SEC / TM

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Nicholas J. Ro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Toyota Financial Services Securities USA Corporation, as of March 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/Treasurer
Title

Notary Public

RUTH ELIZABETH JESSEN
Notary ID #128402708
My Commission Expires
March 17, 2021

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) A copy of the Exemption Report.

Confidential Treatment Requested

Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services International Corporation)

Financial Statements, Supplementary Information and Exemption Report Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

March 31, 2018

Confidential Treatment Requested

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services International Corporation)
Index to Financial Statements
March 31, 2018

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Toyota Financial Services Securities USA Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Toyota Financial Services Securities USA Corporation (the "Company") as of March 31, 2018, and the related statements of income, of changes in shareholder's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the " financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital Pursuant to Rule 15c3-1 is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers L.L.P.

May 23, 2018

We have served as the Company's auditor since 2006.

PricewaterhouseCoopers LLP, 2001 Ross Avenue, Suite 1800, Dallas, Texas 75201
T: (214) 999-1400, F: (214) 754-7991, www.pwc.com/us

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services International Corporation)
Statement of Financial Condition
March 31, 2018

Assets	
Cash	$ 3,602,939
Deposit with and receivable from clearing broker	260,220
Deferred income taxes	1,699
Note receivable from affiliate	8,000,000
Receivable from affiliate	10,380
Other assets	8,077
Total assets	$ 11,883,315
Liabilities and Shareholder's Equity	
Accounts payable and accrued liabilities	$ 110,049
Income taxes payable	14,702
Total liabilities	124,751
Commitments and contingencies (Note 6)	
Shareholder's equity	
Capital stock, $0.001 par value; 10,000 shares authorized; 2,500 issued and outstanding	3
Additional paid-in-capital	249,997
Retained earnings	11,508,564
Total shareholder's equity	11,758,564
Total liabilities and shareholder's equity	$ 11,883,315

See accompanying Notes to Financial Statements.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services International Corporation)
Statement of Income
For the Year Ended March 31, 2018

Revenues		
Commissions	$	750,000
Interest income		98,960
Total revenues		848,960
Expenses		
Regulatory fees	$	42,138
Clearing fees		86,884
Operating		147,359
Total expenses		276,381
Income before income taxes		572,579
Provision for income taxes		197,410
Net income	$	375,169

See accompanying Notes to Financial Statements.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services International Corporation)
Statement of Changes in Shareholder's Equity
For the Year Ended March 31, 2018

	Capital Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at March 31, 2017	2,500	$ 3	$ 249,997	$ 11,133,395	$ 11,383,395
Net income	–	–	–	375,169	375,169
Balance at March 31, 2018	2,500	$ 3	$ 249,997	$11,508,564	$ 11,758,564

See accompanying Notes to Financial Statements.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services International Corporation)
Statement of Cash Flows
For the Year Ended March 31, 2018

Cash flows from operating activities	
Net income	$ 375,169
Adjustments to reconcile net income to net cash used in operating activities	
Increase in deposit with and receivable from clearing broker	(8,844)
Decrease in deferred income taxes	3,882
Increase in receivable from affiliate	(10,380)
Decrease in other assets	3,727
Increase in accounts payable and accrued liabilities	6,977
Decrease in income taxes payable	(385,206)
Total adjustments	(389,844)
Net cash used in operating activities	(14,675)
Cash flows from investing activities	
Net cash provided by / (used in) investing activities	-
Cash flows from financing activities	
Net cash provided by / (used in) financing activities	-
Net decrease in cash	(14,675)
Cash at the beginning of the year	3,617,614
Cash at the end of the year	$ 3,602,939
Supplemental Disclosures	
Income taxes paid	$ 578,734
Cash paid for interest	$ -

See accompanying Notes to Financial Statements.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services International Corporation)
Notes to Financial Statements
For the Year Ended March 31, 2018

1. Nature of Operations

Toyota Financial Services Securities USA Corporation ("TFSS" or the "Company") was incorporated in Delaware on January 31, 2005 and commenced operations on November 15, 2005. TFSS is wholly owned by Toyota Financial Services International Corporation ("TFSIC"), a Texas corporation, which is a wholly owned subsidiary of Toyota Financial Services Corporation ("TFSC"), a Japanese corporation. TFSC, in turn, is a wholly owned subsidiary of Toyota Motor Corporation ("TMC"), a Japanese corporation. TFSC manages TMC's worldwide finance operations. The Company's business is substantially dependent upon selling fixed income securities issued by Toyota Motor Credit Corporation ("TMCC"), which is a wholly owned subsidiary of TFSIC.

TFSS is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and securities commissions in multiple states. TFSS was formed for the purpose of directly offering TMCC debt products to the United States debt market.

The Company has a clearing agreement with a non-affiliated broker dealer to process and clear all of the Company's securities transactions on a fully disclosed basis.

The Company is headquartered in Plano, Texas and has no branches or sales offices. Administrative and back office support is provided by its affiliate, TMCC. Such services are governed by a Shared Expense Agreement between TMCC and the Company (Note 5).

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America.

Revenue and Expense Recognition
The Company earns commissions on securities transactions executed on behalf of its affiliate, TMCC. Revenues are recognized in the period in which the services are performed and are recorded on a trade date basis. Interest income is recorded when earned. Expenses are recorded as incurred and disclosed within the Statement of Income.

Cash and Cash Equivalents
Cash equivalents, consisting primarily of money market instruments, represent highly liquid investments with original maturities of three months or less at purchase. The Company holds cash in financial institutions in excess of the FDIC insured limits. The Company periodically reviews the financial condition of the financial institutions to assess the credit risk. There were no cash equivalents at March 31, 2018.

Deposit with and Receivable from Clearing Broker
Amounts due at March 31, 2018 represent a clearing deposit of $250,000 with the clearing broker and other receivables from the clearing broker due to TFSS in the normal course of business. The Company incurred clearing fees of $86,884 to the clearing broker in fiscal year 2018.

2. Summary of Significant Accounting Policies (Continued)

Fair Value Measurements
The majority of the Company's assets and liabilities are carried at fair value on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company maintains policies and procedures to value financial instruments using the best and most relevant data available. Management believes that the fair value of financial assets and liabilities recognized on the statement of financial condition approximates carrying value due to their short-term nature.

Fair Value Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The fair value hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The three levels of the fair value hierarchy are defined as follows:

Level 1: Quoted (unadjusted) prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level2: Quoted prices in active markets for similar assets and liabilities, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Unobservable inputs that are supported by little or no market activity may require significant judgment in order to determine the fair value of the assets and liabilities

As of March 31, 2018, and during the year then ended, the Company had no assets or liabilities classified as Level 1, 2 or 3. There were no transfers between levels during the year.

Income Taxes
Income taxes are accounted for under the asset and liability method as required in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes (ASC 740). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing deferred tax assets or liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740-10 requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability.

2. Summary of Significant Accounting Policies (Continued)

The Company is part of the TFSIC consolidated federal income tax return. TFSS does not file a separate state income tax return, and it is included in the consolidated/combined state income tax returns with Toyota Motor North America ("TMNA") or other subsidiaries of TFSIC. Federal and state income tax expense is generally recognized as if TFSS filed its tax returns on a stand-alone basis.

Under a tax sharing agreement in those states where TFSS joins in the filing of consolidated or combined income tax returns, TFSS is allocated its share of the total income tax expense based on combined allocation/apportionment factors and separate company income or loss. TFSS pays TMNA, TFSIC or its subsidiaries for its share of the consolidated federal and the consolidated or combined state income tax expense and is reimbursed for the benefit of any of its tax basis losses utilized in the consolidated federal and the consolidated or combined state income tax returns.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
In preparing the financial statements, management has evaluated subsequent events for potential recognition and disclosure from March 31, 2018 through May 23, 2018, the date of the financial statement issuance. Management has determined that there are no material transactions or events that would require recognition or disclosure in the financial statements through this date.

3. Regulatory Requirements

The Company, as a registered broker and dealer in securities, is subject to the uniform net capital rule of the SEC (Rule 15c3-1). The SEC requirements also provide that equity capital may not be withdrawn or distributions be paid if certain minimum net capital requirements are not met. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2018, the Company's net capital, as defined, was $3,738,408 which was $3,730,091 in excess of its required net capital of $8,317. The Company's aggregate indebtedness to net capital ratio was 0.03 to 1.

The Company is exempt from the SEC Rule 15c3-3 under the provision of section (k)(2)(ii) of such Rule as a broker or dealer who carries no customer accounts and clears all customer transactions on a fully disclosed basis through another clearing broker. Operating under such exemption, the Company has not prepared a Computation for Determination of Reserve Requirements for Brokers or Dealers.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services International Corporation)
Notes to Financial Statements
For the Year Ended March 31, 2018

4. Provision for Income Taxes

On December 22, 2017, the Tax Cuts and Jobs Act ("TCJA") was signed into law. It changed many aspects of U.S. corporate income taxation and included a reduction of the corporate income tax rate from 35% to 21%. We recognized the tax effects of the TCJA in fiscal 2018 and recorded $1,405 tax expense from the revaluation of our deferred tax asset. Our federal statutory rate for fiscal 2018 was a blended rate of 31.55% compared to 35% for fiscal 2017.

The provision for income taxes consists of the following:

	For the Year Ended March 31, 2018
Current Expense	
Federal	$ 171,093
State	22,435
Total current	193,528
Total deferred	3,882
Provision for income taxes	$ 197,410

The Deferred Income Tax asset on the Statement of Financial Condition represents amounts related to California State income taxes. This asset is expected to be fully realized

A reconciliation between the U.S. federal statutory tax rate and the effective tax rate follows:

	For the Year Ended March 31, 2018
Provision for income taxes at U.S. federal statutory tax rate	31.55%
State and local taxes (net of federal tax benefit)	2.68%
Other	0.25%
Effective tax rate	34.48%

Other includes the impact from the passage of the TCJA related to the change in the federal statutory tax rate.

As of March 31, 2018, we remain under IRS examination for fiscal 2018 and 2017. The IRS examination for fiscal 2016 was concluded in the second quarter of fiscal 2018 and the IRS examination for fiscal 2017 was concluded in the first quarter of fiscal 2019. There is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken or expected to be taken in future tax returns. The Company is also not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

5. Related Party Transactions

As disclosed in Note 2, the Company has a tax sharing agreement with its parent. The Company has entered into a Shared Expense Agreement with TMCC to support the ongoing administration, marketing and operation of the Company. As part of this agreement, TMCC provides the Company with office space, office equipment, office supplies, administrative services and other services, including employee compensation, at no cost to the Company. Based on the Shared Expense Agreements, these costs approximate $202,914 for the year ended March 31,2018. No amounts are due as of March 31, 2018 relating to the Shared Expense Agreement. The Company has recorded income taxes payable of $14,702 to TMCC as of March 31, 2018, as reflected on the Statement of Financial Condition

As mentioned in Note 2, all commission revenues earned by the Company are related to securities transactions executed on behalf of TMCC. As mentioned in Note 8, the Company entered into a loan agreement with TMCC and earns interest income on this note.

6. Commitments and Contingencies

The accounting guidance for guarantees requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. Due to the difficulty in predicting future events that could result in claims, the Company is not able to estimate a maximum exposure under these arrangements. However, the Company believes the risk of loss related to these arrangements is remote. As of March 31, 2018, there were no pending litigations or claims against the Company.

7. Concentration Risk

As discussed in Note 1, the Company's securities transactions are introduced on a fully disclosed basis to its clearing broker dealer. Off balance-sheet risk exists with respect to these transactions due to the possibility that third parties may be unable to fulfill their contractual commitments wherein the clearing broker dealer may charge any losses they incur to the Company.

The Company clears all of its trades through one clearing broker. The Company is required to maintain a deposit with its clearing broker, which can fluctuate, based on trading activities. In the event the clearing broker does not fulfill its obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparty to these transactions. The Company is exposed to credit risk from the potential inability of its clearing broker to perform in accordance with the terms of the contract. The Company monitors credit risk associated with its clearing broker.

8. Note Receivable from Affiliate

Amounts represent balances receivable under a promissory note entered into with TMCC. Under this agreement TMCC can borrow up to $15,000,000 from TFSS. Amounts receivable from TMCC under the agreement are $8,000,000 at March 31, 2018. Interest is assessed at the equivalent of the US Federal Funds Rate, as published by Bloomberg Financial. Interest income earned under this agreement for the year ended March 31, 2018 was $96,296 and is included with interest income in the statement of income. Interest receivable on the note was $10,380 at March 31, 2018 and is included with receivable from affiliate on the Statement of Financial Condition

Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services International Corporation)
Supplemental Schedule – Computation of Net Capital Pursuant to Rule 15c3-1
March 31, 2018

Net Capital	
Shareholder's Equity	$11,758,564
Less: Non-Allowable Assets	8,020,156
Net Capital before Haircuts on Security Positions	3,738,408
Haircut on Security Positions	-
Net Capital	$3,738,408
Aggregate Indebtedness	$ 124,751
Computation of Basic Net Capital Requirement	
6 2/3% of Aggregate Indebtedness	8,317
Minimum Net Capital Requirement	5,000
Excess Net Capital	3,730,091
Net Capital less 10% of Aggregate Indebtedness	3,725,933
Aggregate Indebtedness/Net Capital	0.03

There are no material differences between the Computation of Net Capital included above and the amounts reported on the Company's unaudited Form X-17A-5 Part II FOCUS filing as of March 31, 2018, filed on April 23, 2018.

Toyota Financial Services Securities USA Corporation's
Exemption Report

CRD #135978

Toyota Financial Services Securities USA Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5 "Reports To Be Made By Certain Brokers and Dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provision of 17 C.F.R §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provision in 17 C.F.R §240.15c3-3 (k) throughout the year ended March 31, 2018 without exception.

Toyota Financial Services Securities USA Corporation

I, Nicholas Ro, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature: ______________

Title: President, Treasurer

Date: May 23, 2018

pwc

Report of Independent Registered Public Accounting Firm

To Management and the Board of Directors of
Toyota Financial Services Securities USA Corporation

We have reviewed Toyota Financial Services Securities USA Corporation's (the "Company's") assertions, included in the accompanying Toyota Financial Services Securities USA Corporation's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended March 31, 2018 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended March 31, 2018.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers L.L.P.

May 23, 2018

pwc

Report of Independent Accountants

To the Management and the Board of Directors
of Toyota Financial Services Securities USA Corporation:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Toyota Financial Services Securities USA Corporation (the "Company") and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended March 31, 2018, solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows:

Description	Amount	Support Obtained
General assessment item 2A, page 1	$995	Agreed to Form SIPC-7, Page 1, Item 2A
Payment made with SIPC-6 filed for the six months ended September 30, 2017 – item 2B, page 1	$1,050	Agreed to October 2017 Bank of America account statement and to the journal entry provided by Alex Atamian, Treasury Accounting Manager
Assessment balance due or (overpayment)	$(55)	Agreed to Form SIPC-7, Page 1, Item 2D

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended March 31, 2018, to the Total revenue amount of $848,960 reported on page 2, item 2a of Form SIPC-7 for the year ended March 31, 2018, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions for commissions, floor brokerage, and clearance paid to other SIPC members in connection with securities transactions on line 2c (3) of $86,884 to the General Ledger and supporting workpapers provided by Alex Atamian, Treasury Accounting Manager, noting a difference of $616.

b. Compared deductions of other revenue not related either directly or indirectly to the securities business on line 2c (8) of $98,960 to the General Ledger and supporting workpapers provided by Alex Atamian, Treasury Accounting Manager, noting a difference of $365.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $663,116 and $995, respectively of the Form SIPC-7, noting no differences.

Total Revenue per Form SIPC-7, Page 2, Line 2a	$848,960
Total Additions per Form SIPC-7, Page 2, Line 2b	-
Total Deductions per Form SIPC-7, Page 2, Line 2c	$185,844
SIPC Net Operating Revenues per Form SIPC-7, Page 2, Line 2d	$663,116
Difference	-
Recalculated General Assessment @ 0.0015	$995
General Assessment @ 0.0015 per Form SIPC-7, Page 2, Line 2e	$995
Difference	-

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers L.L.P.

May 23, 2018

PricewaterhouseCoopers LLP, 2001 Ross Avenue, Suite 1800, Dallas, Texas 75201
T: (214) 999-1400, F: (214) 754-7991, www.pwc.com/us

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 3/31/2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

66961 FINRA MAR
TOYOTA FINANCIAL SERVICES SECURITIES USA CORPORATION
6565 HEADQUARTERS DRIVE
PLANO, TX 75024

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

CLARK TUCKER 205-721-0507

2. A. General Assessment (item 2e from page 2)		$ 995
B. Less payment made with SIPC-6 filed (**exclude interest**) 10/30/2017 Date Paid		(1,050)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		(55)
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$
G. **PAYMENT: √ the box Check mailed to P.O. Box ☐ Funds Wired ☐ Total (must be same as F above)**	$	
H. Overpayment carried forward	$((55))	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TOYOTA FINANCIAL SERVICES SECURITIES
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

FINANCIAL & OPERATIONS PRINCIPAL
(Title)

Dated the 30 day of APRIL, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1/2017
and ending 3/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 848,960
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(86,884)
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	(98,960)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	(185,844)
2d. SIPC Net Operating Revenues	$ 663,116
2e. General Assessment @ .0015	$ 995
	(to page 1, line 2.A.)